UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 0-28312

BEAR STATE FINANCIAL, INC.

Employees’ Savings & Profit Sharing Plan

(Exact name of registrant as specified in its charter)

900 South Shackleford Rd., Suite 401

Little Rock, Arkansas, 72211

(501) 975-6033

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Plan Interests under the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☐
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None

Pursuant to the requirements of the Exchange Act of 1934 the Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Bear State Financial, Inc. Employees’ Savings & Profit Sharing Plan

By: Retirement Committee of Bear State Financial, Inc., as Administrator

Date April 30, 2018	By:	/s/ Matt Machen
	Name:	Matt Machen
	Title:	Chairman